

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

January 28, 2013

<u>Via E-Mail</u>

Kefei Li, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
Unit 2901, 29F, Tower C
Beijing Yintai Center
No. 2 Jiangoumenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:   SYSWIN Inc.**
> **Schedule 13E-3 filed January 7, 2013**
> **File No. 5-85947**

Dear Mr. Li:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Letter to Shareholders</u>

1.  We note that the board determined that the merger is fair to "the Company and its shareholders (other than the Buyer Group)."  Please revise, here and throughout your document, to state whether the board and each filing person has determined that the merger is fair to the unaffiliated shareholders and the unaffiliated ADS holders of the Company, rather than to "shareholders (other than the Buyer Group)."

Summary Term Sheet, page 1

2.  Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

The Parties Involved in the Merger, page 1

3.  Please revise to explain how Syswin is an "exempted company."

Dissenters' Rights of Shareholders and ADS Holders, page 4

4.  Please revise to indicate, here and on page 83, whether a failure to vote against the merger will constitute a waiver of the dissenters' rights.

Purposes and Effects of the Merger, page 4

5.  Please revise the second paragraph to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Financing, page 7

6.  We note that the merger will be funded through a combination of cash from the Company and the Buyer Group.  Please revise to specify the amount of cash that will come from the Buyer Group and the amount of cash from the Company. Please similarly revise the disclosure on page 53 under "Financing."

Special Factors, page 23

Background of the Merger, page 23

7.  Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Oppenheimer during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not

already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis discussed on November 27 and December 21, 2012.

8. Please revise the background discussion to clarify that Wilson Sonsini is representing both the issuer and the Buyer Group.

Reasons for the Merger, page 29

9. We note that the board and the Buyer Group disclose some of the reasons for undertaking the Rule 13e-3 transaction at this time. Please revise to discuss whether the currently low trading price compared to historical prices of as high as $8.15 per share was a reason for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer's operating history.

10. Please revise this section to specifically state whether the board determined that the merger is substantively and procedurally fair to Syswin's unaffiliated shareholders and unaffiliated ADS holders.

11. Please revise to clarify that the bullet points at the bottom of page 30 and on page 31 describe the factors upon which the board's substantive fairness determination is based. In addition, revise to clarify that the bullet points on pages 33-34 describe the factors upon which the board's procedural fairness determination is based. Refer to Item 1014(b) of Regulation M-A.

12. In the discussion of factors, please revise to address the higher historical trading price of $8.15 per share, the open markets purchases by Mr. Chen, and the fact that Syswin's cash will be used to fund the merger with the Buyer Group. Please similarly revise the discussion under "Position of the Buyer Group as to the Fairness of the Merger."

Position of the Buyer Group as to the Fairness of the Merger, page 37

13. We note that the Buyer Group did not consider net book value because it is indicative of historical costs. Please revise to further explain why net book value was not a material indicator of value.

Certain Financial Projections, page 40

14. Please revise to also disclose the projections provided to Oppenheimer on November 22, 2012 and describe the material assumptions and estimates underlying these projections.

15. Please revise to describe the material assumptions and estimates underlying the December 13, 2012 financial projections.

Opinion of Oppenheimer…, page 43

16. For each method of analysis, please revise to provide disclosure about the underlying data used in each analysis. Please include comparable information for the issuer if the financial advisor considered this information.  It may be useful if the information is disclosed in tabular format.  Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

Selected Companies Analysis, page 45

17. Please revise to disclose the underlying data used in the analysis including the enterprise values, the EBITDA information, the multiples derived for the selected companies and for Syswin, and the range of selected multiples used in the analysis.

Selected Precedent Transactions Analysis, page 46

18. We note that the transactions involved companies with operations in the real estate industry.  Please revise to further describe the criteria used for selecting the transactions.  Please revise to disclose the underlying data used in the analysis including enterprise values, the EBITDA information, the multiples derived for the selected transactions and for Syswin, and the range of selected multiples used in the analysis.

Discounted Cash Flow Analysis, page 47

19. Please revise to disclose the cash flows and terminal values used in the analysis.

Other Factors, page 47

20. Please revise to summarize the premiums paid analysis of the going private transactions and disclose the underlying data used in the analysis.

Miscellaneous, page 47

21. Please revise to quantify the past compensation received by Oppenheimer and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Alternatives to the Merger, page 52

22. Please revise to further explain why the special committee believed that the merger was "the most direct and least confusing deal structure" as compared with a tender offer, an odd-lot offer or a reverse stock split.

Transactions in the Shares and ADS, page 88

23. We note that Mr. Chen has made a series of open market purchases. It appears that these open market purchases increased the probability of success of, or otherwise facilitated, the proposed merger. Further, the purchases were made at an average price of $1.91 per share, which is below the offer price in the merger and which reduces the aggregate expense of the transaction. Please tell us why each open market purchase was not a step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii). Refer to Q&A No. 4 in SEC Release 34-17719.

Material U.S. Federal Income Tax Consideration, page 91

24. Please revise to describe the tax effect on the issuer and the filing persons. Refer to Item 1013(d) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions